John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
June 10, 2011
VIA E-MAIL and FEDERAL EXPRESS
Alison T. White
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H
Registration Statement on Form N-4 (File No. 333-169795)

John Hancock Life Insurance Company of New York Separate Account A
Registration Statement on Form N-4 (File No. 333-169797)
Dear Ms. White:
On behalf of John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (the “Companies”), and on behalf of John Hancock Life Insurance Company (U.S.A.) Separate Account H and John Hancock Life Insurance Company of New York Separate Account A (the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your comments, provided by telephone on May 26, 2011 and June 9, 2011, with respect to our Pre-Effective Amendment No. 3, filed May 17, 2011 (Accession Numbers 0000950123-11-051338 and 0000950123-11-051517) to the Initial Registration Statements filed on Form N-4 on October 6, 2010 (Accession Numbers 0000950123-10-091819 and 0000950123-10-091830) (the “May 17th Filings”) of a of a flexible purchase payment deferred variable annuity contract to be issued by the Companies (the “Contract”).
Your comments are shown in italics below. We use underlines to show additions and strikethroughs to show deletions to the text of the Contract prospectus that was included in the May 17th Filings (the “Prospectus”). We intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes, under Rule 497(c).
Comment 1. Overview — the first sentence in the bolded paragraph on page 9 does not make sense — please revise.
RESPONSE: We will revise the text as follows:
~~If your annual Withdrawal Amounts exceed the limits specified in the IPFL 6.11 Series Riders, w~~We will reduce the Lifetime Income Amount if you take any withdrawals before the applicable Lifetime Income Date. We also will reduce the Lifetime Income Amount if your annual Withdrawal Amounts after the Lifetime Income Date exceed the limits specified in the IPFL 6.11 Series Riders.

Alison T. White, Esq.
SEC Office of Insurance Products
June 10, 2011
Comment 2. Optional Benefits — on pages 37 and 38, there are references to IPFL “1.11” instead of “6.11” — are these typographical errors?
RESPONSE: The references to “IPFL 1.11” were typographical errors, and each has been changed to “IPFL 6.11.”
Comment 3. Description of the Contract — in the “Notice of Maturity Date” section on page 30, please remove the qualifying phrase “Under our current administrative procedures,” and please disclose that for Contracts with an Income Plus For Life rider, the default for annuitization is for a fixed annuity option.
RESPONSE: The text will be revised as follows:
Notice of Maturity Date. ~~Under our current administrative procedures, w~~We will send you one or more notices at least 30 days before your scheduled Maturity Date and request that you verify information we currently have on file. If you do not choose an Annuity Option, do not make a total withdrawal of the Surrender Value, or do not ask us to change the Maturity Date, we will provide as a default a variable Annuity Option in the form of a life annuity with monthly payments guaranteed for ten years, as described in “Annuity Options offered in the Contract” below. For Contracts with an Income Plus For Life 6.11 Series Rider, we will provide as a default a fixed Annuity Option in the form of a lifetime (or joint and survivor lifetime) income with cash refund annuity, as described in “Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider” below. The Annuity Commencement Date will be the Maturity Date. However, if the Contract Value is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.
Comment 4. Optional Benefits — please add disclosure in the Overview that when a Contract Owner attains age 95, the Contract requires either the Maturity Date to be extended or an Annuity Option to be selected, and that in the absence of either choice the Contract will be converted to a fixed annuity.
RESPONSE: The text of the second paragraph of “VI. Optional Benefits — Overview” will be revised as follows:
You may elect to purchase these Riders only at the time you purchase a Contract. Once you elect a Rider and the right to cancel your Contract period expires (see “Other Contract Provisions — Right to Review” in “V. Description of the Contract”), you may not revoke these optional benefits. When your Contract reaches the Maturity Date, you may elect to extend the Maturity Date or choose one of our Annuity Options. If you do not elect to extend the Maturity Date or choose an Annuity Option (or do not make a total withdrawal of the Surrender Value), we will provide as a default a fixed Annuity Option as described in “V. Description of the Contract — Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider.”
If you have any questions with respect to this letter, the Contracts or the Registration Statements, please contact me at (617) 663-3192, or in my absence, please contact Arnold R. Bergman, Chief Counsel, at (617) 663-2184. Thank you.
Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities

John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
June 10, 2011
VIA E-MAIL and FEDERAL EXPRESS
Alison T. White
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A) Separate Account H
Registration Statement on Form N-4 (File Nos. 333-172473 and 811-4113)

John Hancock Life Insurance Company of New York Separate Account A
Registration Statement on Form N-4 (File Nos. 333-172474 and 811-6584)
Dear Ms. White:
On behalf of John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (the “Companies”), and on behalf of John Hancock Life Insurance Company (U.S.A.) Separate Account H and John Hancock Life Insurance Company of New York Separate Account A (the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your comments, provided by telephone on May 26, 2011 and June 9, 2011, with respect to our Pre-Effective Amendment No. 2, filed May 17, 2011 (Accession Numbers 0000950123-11-051339 and 0000950123-11-051518) to the Initial Registration Statements filed on Form N-4 on February 28, 2010 (Accession Numbers 0000950123-11-018985 and 0000950123-11-018992) (the “May 17th Filings”) for the above-referenced registrations of a of a flexible purchase payment deferred variable annuity contract to be issued by the Companies (the “Contract”).
Your comments are shown in italics below. We use underlines to show additions and strikethroughs to show deletions to the text of the Contract prospectus that was included in the May 17th Filings (the “Prospectus”). We intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes, under Rule 497(c).
Comment 1. Overview — the first sentence in the bolded paragraph on page 8 does not make sense — please revise.
RESPONSE: We will revise the text as follows:
~~If your annual Withdrawal Amounts exceed the limits specified in the IPFL 6.11 Series Riders, w~~We will reduce the Lifetime Income Amount if you take any withdrawals before the applicable Lifetime Income Date. We also will reduce the Lifetime Income Amount if your annual Withdrawal Amounts after the Lifetime Income Date exceed the limits specified in the IPFL 6.11 Series Riders.

Alison T. White, Esq.
SEC Office of Insurance Products
June 10, 2011
Comment 2. Optional Benefits — on pages 36 and 37, there are references to IPFL “1.11” instead of “6.11” — are these typographical errors?
RESPONSE: The references to “IPFL 1.11” were typographical errors, and each has been changed to “IPFL 6.11.”
Comment 3. Description of the Contract — in the “Notice of Maturity Date” section on page 29, please remove the qualifying phrase “Under our current administrative procedures,” and please disclose that for Contracts with an Income Plus For Life rider, the default for annuitization is for a fixed annuity option.
RESPONSE: The text will be revised as follows:
Notice of Maturity Date. ~~Under our current administrative procedures, w~~We will send you one or more notices at least 30 days before your scheduled Maturity Date and request that you verify information we currently have on file. If you do not choose an Annuity Option, do not make a total withdrawal of the Surrender Value, or do not ask us to change the Maturity Date, we will provide as a default a variable Annuity Option in the form of a life annuity with monthly payments guaranteed for ten years, as described in “Annuity Options offered in the Contract” below. For Contracts with an Income Plus For Life 6.11 Series Rider, we will provide as a default a fixed Annuity Option in the form of a lifetime (or joint and survivor lifetime) income with cash refund annuity, as described in “Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider” below. The Annuity Commencement Date will be the Maturity Date. However, if the Contract Value is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.
Comment 4. Optional Benefits — please add disclosure in the Overview that when a Contract Owner attains age 95, the Contract requires either the Maturity Date to be extended or an Annuity Option to be selected, and that in the absence of either choice the Contract will be converted to a fixed annuity.
RESPONSE: The text of the second paragraph of “VI. Optional Benefits — Overview” will be revised as follows:
You may elect to purchase these Riders only at the time you purchase a Contract. Once you elect a Rider and the right to cancel your Contract period expires (see “Other Contract Provisions — Right to Review” in “V. Description of the Contract”), you may not revoke these optional benefits. When your Contract reaches the Maturity Date, you may elect to extend the Maturity Date or choose one of our Annuity Options. If you do not elect to extend the Maturity Date or choose an Annuity Option (or do not make a total withdrawal of the Surrender Value), we will provide as a default a fixed Annuity Option as described in “V. Description of the Contract — Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider.”
If you have any questions with respect to this letter, the Contracts or the Registration Statements, please contact me at (617) 663-3192, or in my absence, please contact Arnold R. Bergman, Chief Counsel, at (617) 663-2184. Thank you.
Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities

John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
June 10, 2011
VIA E-MAIL and FEDERAL EXPRESS
Alison T. White
Senior Counsel
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H
Registration Statement on Form N-4 (File No. 333-172476)

John Hancock Life Insurance Company of New York Separate Account A
Registration Statement on Form N-4 (File No. 333-172475)
Dear Ms. White:
On behalf of John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (the “Companies”), and on behalf of John Hancock Life Insurance Company (U.S.A.) Separate Account H and John Hancock Life Insurance Company of New York Separate Account A (the “Registrants”), we respectfully submit this correspondence via EDGAR to respond to your comments, provided by telephone on May 26, 2011 and June 9, 2011, with respect to our Pre-Effective Amendment No. 2, filed May 17, 2011 (Accession Numbers 0000950123-11-051340 and 0000950123-11-051519) to the Initial Registration Statements filed on Form N-4 on February 28, 2010 (Accession Numbers 0000950123-11-019009 and 0000950123-11-018993) (the “May 17th Filings”) of a of a flexible purchase payment deferred variable annuity contract to be issued by the Companies (the “Contract”).
Your comments are shown in italics below. We use underlines to show additions and strikethroughs to show deletions to the text of the Contract prospectus that was included in the May 17th Filings (the “Prospectus”). We intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes, under Rule 497(c).
Comment 1. Overview — the first sentence in the bolded paragraph on page 8 does not make sense — please revise.
RESPONSE: We will revise the text as follows:
~~If your annual Withdrawal Amounts exceed the limits specified in the IPFL 6.11 Series Riders, w~~We will reduce the Lifetime Income Amount if you take any withdrawals before the applicable Lifetime Income Date. We also will reduce the Lifetime Income Amount if your annual Withdrawal Amounts after the Lifetime Income Date exceed the limits specified in the IPFL 6.11 Series Riders.

Alison T. White, Esq.
SEC Office of Insurance Products
June 10, 2011
Comment 2. Optional Benefits — on pages 36 and 37, there are references to IPFL “1.11” instead of “6.11” — are these typographical errors?
RESPONSE: The references to “IPFL 1.11” were typographical errors, and each has been changed to “IPFL 6.11.”
Comment 3. Description of the Contract — in the “Notice of Maturity Date” section on page 29, please remove the qualifying phrase “Under our current administrative procedures,” and please disclose that for Contracts with an Income Plus For Life rider, the default for annuitization is for a fixed annuity option.
RESPONSE: The text will be revised as follows:
Notice of Maturity Date. ~~Under our current administrative procedures, w~~We will send you one or more notices at least 30 days before your scheduled Maturity Date and request that you verify information we currently have on file. If you do not choose an Annuity Option, do not make a total withdrawal of the Surrender Value, or do not ask us to change the Maturity Date, we will provide as a default a variable Annuity Option in the form of a life annuity with monthly payments guaranteed for ten years, as described in “Annuity Options offered in the Contract” below. For Contracts with an Income Plus For Life 6.11 Series Rider, we will provide as a default a fixed Annuity Option in the form of a lifetime (or joint and survivor lifetime) income with cash refund annuity, as described in “Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider” below. The Annuity Commencement Date will be the Maturity Date. However, if the Contract Value is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.
Comment 4. Optional Benefits — please add disclosure in the Overview that when a Contract Owner attains age 95, the Contract requires either the Maturity Date to be extended or an Annuity Option to be selected, and that in the absence of either choice the Contract will be converted to a fixed annuity.
RESPONSE: The text of the second paragraph of “VI. Optional Benefits — Overview” will be revised as follows:
You may elect to purchase these Riders only at the time you purchase a Contract. Once you elect a Rider and the right to cancel your Contract period expires (see “Other Contract Provisions — Right to Review” in “V. Description of the Contract”), you may not revoke these optional benefits. When your Contract reaches the Maturity Date, you may elect to extend the Maturity Date or choose one of our Annuity Options. If you do not elect to extend the Maturity Date or choose an Annuity Option (or do not make a total withdrawal of the Surrender Value), we will provide as a default a fixed Annuity Option as described in “V. Description of the Contract — Additional Annuity Options for Contracts with an IPFL 6.11 Series Rider.”
If you have any questions with respect to this letter, the Contracts or the Registration Statements, please contact me at (617) 663-3192, or in my absence, please contact Arnold R. Bergman, Chief Counsel, at (617) 663-2184. Thank you.
Sincerely,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel — Annuities